CORPORATE GOVERNANCE
     We believe that effective corporate governance practices are fundamental to our overall success and we are committed to complying fully with applicable corporate governance requirements.
     Our Board of Directors supervises and evaluates the management of our Company and oversees matters related to our strategic direction, business, and operations. The Board’s mission is to protect our interests and those of our shareholders.
     There are two committees of the Board: the Compensation, Nominating, and Corporate Governance Committee, and the Audit Committee.
     The Compensation, Nominating, and Corporate Governance Committee, under the supervision of the Chairman, ensures that the Board carries out its responsibilities effectively. The Audit Committee monitors our financial activities, policies, and internal control procedures. All of the members of the Audit Committee are financially literate and the Board has determined that Benoit La Salle, the Chairman of the committee, qualifies as a financial expert.
     Christopher Waddick, our President and Chief Executive Officer (CEO), and Dr. Eldon R. Smith, Vice President, Scientific Affairs, are the only directors who are also members of our management team. Six out of eight of our current Board members are independent from management and all members of the two Committees are independent from management.
     Following every Board meeting, the directors meet independently of management to ensure free and open discussion among our independent directors.
     The following are some of the highlights of our governance practices:
•	Mandates have been defined for the Board of Directors and its Committees, the Chairman, and the CEO.
•	Under the Director Stock Option Plan — 2003, the issuance of stock options to directors has been limited in number and a minimum shareholding requirement has been introduced for non-executive directors to be eligible for options, to better align their interests with those of our shareholders. Executive directors, other than the Chairman, are not eligible to receive options under this plan.
•	Directors’ fees are paid entirely in deferred share units in lieu of payments in cash to better align their interests with those of our shareholders.
•	We have adopted a Code of Conduct that establishes a high standard for ethical behavior among management and employees. Similarly, we have adopted a Code of Conduct for our Board of Directors.
•	A formal Disclosure Policy has been implemented to ensure that communications with investors and the public are timely, factual, and accurate.
•	The Audit Committee is required to pre-approve non-audit services performed by external auditors.
•	The Audit Committee has adopted procedures for employees and third parties wishing to report a complaint or concern with respect to accounting or auditing matters.
For a complete review of our corporate governance practices, please refer to our Management Proxy Circular, available on SEDAR at www.sedar.com.